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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 7)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                   AAON, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.004 par value per share
                         (Title of Class of Securities)

                                    000360206
                                 (CUSIP Number)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 8, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 3 Pages)

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     This Amendment No. 7 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 1998, by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Teitelbaum"), in his capacity as a stockholder of Tower, as amended by Amendment No. 1 thereto filed with the SEC on February 19, 1999, Amendment No. 2 thereto filed with the SEC on March 12, 1999, Amendment No. 3 thereto filed with the SEC on April 6, 1999, Amendment No. 4 thereto filed with the SEC on April 7, 1999, Amendment No. 5 thereto filed with the SEC on April 16, 1999,and Amendment No. 6 thereto filed with the SEC on May 6, 1999 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended in its entirety to read as follows:

The Reporting Persons acquired the Shares to obtain an equity position in AAON. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of AAON Common Stock in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of AAON Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of AAON's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of AAON Common Stock; the actions of the management and Board of Directors of AAON; and other future developments.

The Reporting Persons continue to believe that it would be desirable for AAON to explore the possibility of pursuing strategic transactions to enhance shareholder value. Such transactions could involve the acquisition of all or part of AAON or the sale of all or a material part of its assets. The AAON Board of Directors has stated that it is not opposed to a sale of the Company on terms that reflect its rapidly growing business and provide for fair treatment for all shareholders. Because the Reporting Persons do not have a representative on the AAON Board of Directors, the Reporting Persons believe that they can best assist the AAON Board in locating such acquisition opportunities by identifying prospective buyers of the Company or its assets, and, where appropriate, bringing such prospective buyers to the attention of the AAON Board. The Reporting Persons may hold discussions with other parties who might engage in such transactions with AAON or, depending on their assessment of the factors listed above, the Reporting Persons may themselves seek to finance, sponsor or participate in such a transaction with AAON. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or AAON.

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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: June 8, 1999              TOWER INVESTMENT GROUP, INC.


                                       By: /s/ Steven A. Van Dyke
                                           ----------------------------------
                                       Name: Steven A. Van Dyke
                                       Title: President



                                       BAY HARBOUR MANAGEMENT, L.C.


                                       By: /s/ Steven A. Van Dyke
                                           ----------------------------------
                                       Name: Steven A. Van Dyke
                                       Title: President



                                       /s/ Steven A. Van Dyke
                                       --------------------------------------
                                       Steven A. Van Dyke



                                       /s/ Douglas P. Teitelbaum
                                       --------------------------------------
                                       Douglas P. Teitelbaum